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                                                                     Exhibit 8.1


                          [DYKEMA GOSSETT LETTERHEAD]


                                 August 1, 2000



         Interface Systems, Inc.
         5855 Interface Drive
         Ann Arbor, Michigan 48103

         Gentlemen:

                  We have acted as counsel to Interface Systems, Inc., a Michigan corporation ("Interface"), in connection with the contemplated merger under the laws of the State of Michigan and the State of Delaware (the "Merger") of Maize Acquisition Sub, Inc., a Delaware corporation ("Maize") and a wholly-owned subsidiary of Tumbleweed Communications Corp. ("Tumbleweed"), with and into Interface, pursuant to an Agreement and Plan of Merger dated as of June 28, 2000, (the "Merger Agreement"), by and among Interface, Maize and Tumbleweed. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Merger Agreement.

                  In rendering our opinion, we have relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements and representations, without independent review or investigation, made by executives of Interface and Tumbleweed, including those set forth in representation letters provided to us by Interface and Tumbleweed in connection with the issuance of this opinion letter. We have assumed that such statements and representations are true, correct, complete and will not be breached and will continue to be so through the date of the Merger and that no actions will be taken that are inconsistent with such statements and representations. We have assumed that any representation or statement made "to the best of knowledge" or similarly qualified is correct without qualification. As to all matters in which a person or entity making a representation has represented that such person or entity is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding, or agreement. Our opinion is conditioned on, among other things, the initial and continuing accuracy of such facts,

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         information, covenants, statements, representations and assumptions.
         Any inaccuracy or breach of any of these could adversely affect our opinion.

                  We have assumed that no Trigger Event as defined in the Stock Option Agreement dated June 28, 2000 between Interface and Tumbleweed will occur and, accordingly, that no shares of Interface common stock will be acquired by Tumbleweed pursuant to this Stock Option Agreement.

                  In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement.

                  In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the "Service") and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could materially adversely affect our conclusions. We undertake no responsibility to update this opinion for changes in the law or relevant facts subsequent to the date of this letter.

                  We express no opinions other than those expressly set forth herein. These opinions have no binding effect on the Service, and no assurance can be given that contrary positions may not be taken by the Service or a court considering the issues. Although we believe that our opinions will be sustained if challenged, there can be no assurances to this effect. No opinion is expressed as to the tax consequences under any foreign, state, or local tax law of the Merger or any transactions related thereto.

                                 DESCRIPTION OF THE MERGER

                  The following is a summary of the material terms of the Merger, the details of which are more fully described in the Merger Agreement.

                  The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, Maize will merge with and into Interface pursuant to the laws of the State of Michigan and the State of Delaware. Upon consummation of the Merger, each outstanding share of Interface common stock, will be converted into the right to receive .264 shares of Tumbleweed voting common stock.


                   No fractional shares of Tumbleweed common stock will be issued. Each holder who would otherwise be entitled to a fractional share of Tumbleweed common stock will receive a cash payment equal to the product of the fractional interest and the per share closing price on the date of the Effective Time.

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                                     OPINION

         Based solely upon the foregoing, we are of the opinion that under current law:

                  (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Interface, Tumbleweed and Maize will each be a "party to the reorganization" within the meaning of Section 368 of the Code; and

                  (ii) the discussion in the Registration Statement on Form S-4 filed by Tumbleweed with reference to the Merger under the heading "Certain United States Federal Income Tax Consequences" is accurate.

         This opinion is solely for the benefit of Interface and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

         We consent to the inclusion of this opinion as an exhibit to the Registration Statement of Citizens on Form S-4. In giving our consent, we do not concede that we are "experts" within the meaning of the Securities Act of 1933, as amended (the "Act"), or the rules or regulations thereunder or that this consent is required by Section 7 of the Act.

                                                     Sincerely,

                                                     DYKEMA GOSSETT PLLC

                                                     /s/ Mark C. Larson

                                                     Mark C. Larson